Sibanye Gold Limited

Reg. 2002/031431/06

Registered and Business Address:

Libanon Business Park

1 Hospital Street

(Off Cedar Ave) Libanon, Westonaria, 1780

Postal Address:

Private Bag X5

Westonaria, 1780

Tel  +27 11 278 9600

Fax  +27 11 278 9863

Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549 – 7010

U.S.A.

December 11, 2014

By EDGAR

Dear Ms. Jenkins,

Re:	Sibanye Gold Limited
Form 20-F for the year ended December 31, 2013
Filed April 29, 2014
File No. 001-35785

We refer to your comment letter (the “Comment Letter”) dated November 12, 2014 setting forth the comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above referenced Form 20-F (the “2013 Form 20-F”) of Sibanye Gold Limited (the “Company”). For your convenience, we have set forth below the text of the Staff’s comments, followed in each case by our response.

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Chris Chadwick* Robert Chan* Timothy Cumming* Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Zola Skweyiya* Sue van der Merwe* Jerry Vilakazi*

Cain Farrel (Corporate Secretary) (*Non-Executive)

Vat No.  473 020 9410

Form 20-F for the Year Ended December 31, 2013

Operating and Financial Review and Prospects

Results of Operations, page 105

Depreciation and amortization, page 110

1	We note your decrease in mineral reserves from 2011 to 2012 and your increase in mineral reserves from 2012 to 2013. Please provide the staff with a detailed reserve reconciliation for each of these time periods.

Response

The Company acknowledges the Staff’s comment and respectfully submits the requested mineral reserve reconciliations for the years ended December 31, 2012 and 2013 below:

Sibanye Gold Limited Mineral Reserve Reconciliation December 31, 2012

Moz
Gold Mineral Reserves at December 31, 2011	21.54
2012 Depletion (actual)	-1.358
Gold Mineral Reserves post depletion	20.182

Changes in overall geology structure and facies models, primarily due to additional data	-0.278
Overall there was a lower year on year Mine Call Factor, as well as the introduction of a Mining Factor at Kloof	-0.719
Specific exclusions:
Inclusions/exclusions at various areas, due to tail end management and/or change in Pay Limits	-0.026
The TSF Treatment project at Kloof and Driefontein, targeting gold only, was excluded as there was no permitting for the project	-2.920
No technical study was available for the Driefontein 1 Sub Vertical Pillar, and it was excluded from the Reserves	-0.558
Driefontein 6 and 8 Shaft was closed in year two of the Life of Mine Plan due to a high Pay Limit	-0.424
The Kloof 46 level decline was excluded as it was below the Pay Limit	-0.353
Kloof 8 Shaft had to be closed due to high Pay Limit	-0.260
Large areas at Beatrix West was excluded due to high Pay Limits	-1.112

Gold Mineral Reserves at December 31, 2012	13.53

Sibanye Gold Limited Mineral Reserve Reconciliation December 31, 2013

Moz
Gold Mineral Reserves at December 31, 2012	13.53
2013 Depletion (actual)	-1.481
Gold Mineral Reserves post depletion	12.049

Changes in overall geology structure and facies models, primarily due to additional data	0.145
Changes in overall Mineral Resource estimation models, primarily due to additional data	0.100
Specific inclusions:
Exploration drilling, as well as technical and financial assessments were conducted on Secondary Reefs at Kloof and Driefontein	0.932
Technical and Economic Assessments were made for various White areas across all three operations (areas previously excluded due to various reasons)	2.849
The Driefontein 1 Shaft Pillar was included following the completion of a Pre-Feasibility Study (PFS)	0.491
The West Wits Tailings Retreatment Project was included following the completion of a PFS in a Joint Venture with Gold 1. Only the tailings above the cut-off from Kloof and Driefontein were included in the Reserves	4.022
Specific exclusions:
Areas below cut-off grades, and at end of life when shafts become uneconomic	-0.704
Previous mineable areas that were re-classified as rock engineering pillars and abandoned due to unacceptable risk	-0.100
Technical factors	-0.050

Gold Mineral Reserves at December 31, 2013	19.73

Reserves of Sibanye Gold as of December 31, 2013

Uranium ore reserve statement as of December 31, 2013 page 139

2	We note your disclosure of uranium reserves for your Driefontein, Kloof, and Beatrix operations. Please forward to our engineer as supplemental information and not as part of your filing, the technical report that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

•	Property and geologic maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

•	Description and examples of your cut-off calculation procedures

•	Cutoff grades used for each category of your reserves and resources

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	A detailed description of your procedures for estimating reserves

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Response

The Company acknowledges the Staff’s comment and wishes to advise the Staff that it has supplied the July 24, 2014 West Rand Surface Optimization Pre-Feasibility Study report (the “Technical Report”) for the Company’s gold and uranium reserves contained in the West Rand tailings storage facility in the requested format to John E. Coleman, Mining Engineer, under separate cover. If Mr. Coleman or other members of the Staff have any questions regarding our reserves, they should feel free to contact the following:

Grant Stuart: Vice President: West Rand Tailings Retreatment Project

Tel: 011 27 11 278 5061

Mobile: 011 27 82 602 5992

Email: grant.stuart@sibanyegold.co.za

In the alternative, they should also feel free to contact Thomas B. Shropshire, Jr. (tel: 011 44 20 7456 3223; email: tom.shropshire@linklaters.com) or John Stone (tel: 011 44 20 7456 2677; email: john.stone@linklaters.com) of Linklaters LLP.

The Company hereby respectfully requests the return of the Technical Report and the other supplemental information provided to the Staff pursuant to Rule 12b-4 of Regulation 12B.

3	Please disclose your pay limit, commodity price, metallurgical recovery factor, and other reserve modification factors associated with your uranium reserves.

Response

The Company acknowledges the Staff’s comment and respectfully submits that it has included this information in the Technical Report supplied in response to Staff comment 2.

Financial Statements

Notes to the Consolidated Financial Statements

Note 4. Income and Mining Tax (Expense)/Benefit, page F-20

4	We note a $34.3 million mining tax formula rate adjustment and a $24.1 million deferred tax benefit from reduction of the future expected tax rate as adjustments in the reconciliation from mining statutory rate to the effective income and mining tax rate for the year ended December 31, 2013. In future filings, please expand your disclosure to describe the nature of the significant adjustments affecting your income and mining tax expense/benefit. Please provide us your proposed revisions.

Response

The Company acknowledges the Staff’s comment. The Company will include in future filings disclosure of the nature of the significant adjustments affecting the Company’s income and mining tax expense/benefit.

The Company respectfully submits that, with effect from January 1, 2014 and for all future periods, it intends to report its financial results in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board in all financial communications, including annual reports on Form 20-F.

A reconciliation from United States Generally Accepted Accounting Principles (“U.S. GAAP”) to IFRS as of and for the years ended December 31, 2013 and 2012, for the consolidated statements of financial position and the consolidated statements of income will be presented with the annual report on Form 20-F for the year ending December 31, 2014 (the “2014 Form 20-F”).

The following “mining and income tax” note to the IFRS consolidated financial statements (for the year ended December 31, 2013) includes disclosure of the nature of the “South African mining tax formula rate adjustment” and “deferred tax release on reduction of rate”. Given the expected change to IFRS reporting, the Company will provide the same disclosure in its Form 20-F going forward.

Mining and income tax

The components of mining and income taxation are the following:

	Fiscal		Fiscal
	2013	2012	2013	2012
	(R million)		($ million)
Mining tax	(771.0)	(428.3)	(80.4)	(52.2)
Non-mining tax	(27.7)	(8.1)	(2.9)	(1.0)
Company and capital gain tax	(12.7)	(22.8)	(1.3)	(2.8)
Prior year adjustment current tax	1.6	(15.6)	0.2	(1.9)

Total current taxation	(809.8)	(474.8)	(84.4)	(57.9)
Deferred tax	553.6	839.8	57.7	102.5

Total Mining and income tax	(256.2)	365.0	(26.7)	44.6

Reconciliation of the Group’s income tax to the maximum South African statutory mining tax rate of 34.0% (2012: 34.0%):

	Fiscal		Fiscal
	2013	2012	2013	2012
	(R million)		($ million)
South African statutory tax rates
Mining tax(1)	Y=34-170/X	Y=34-170/X	Y=34-170/X	Y=34-170/X
Non-mining tax(2)	28.0%	28.0%	28.0%	28.0%
Company tax rate	28.0%	28.0%	28.0%	28.0%

Tax on Profit before taxation at maximum South African statutory mining tax rate	(664.5)	(889.2)	(69.2)	(108.6)
South African mining tax formula rate adjustment(1)	329.6	282.4	34.3	34.5
Rate adjustment to reflect the company tax rate of 28%	(63.7)	16.6	(6.6)	2.0
Non-deductible share-based payments	(72.6)	(89.6)	(7.6)	(10.9)
Net non-taxable income and non-deductible expenditure	1.4	41.3	0.1	5.1
Deferred tax release on reduction of rate(3),(4)	213.6	1,003.5	22.3	122.5

Income and mining tax expense	(256.2)	365.0	(26.7)	44.6

Notes:

(1)	Mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations. Mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Accounting depreciation is ignored for the purpose of calculating mining taxation. In the formula above, Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.
(2)	Non-mining income consists primarily of interest income.
(3)	The change in the estimated long term deferred tax rate, as a result of applying the mining tax formula as described in footnote 1, at which the temporary differences will reverse amounted to a tax credit of R213.6 million (US$22.3 million) during 2013.
(4)	During the budget speech in February 2012, the minister of finance announced that Secondary Tax on Companies (“STC”) will be abolished resulting in the abolishment of the STC inclusive mining tax formula. The result was that there is now only one mining tax formula, which resulted in a deferred tax credit of R1,003.5 million (US$122.5 million) during 2012.

Note 22. Geographical and Segment Information, page F-50

5

We note the amounts presented in the group consolidated columns-U.S. GAAP for the operating profit and net operating profit/(loss) line items do not appear to represent operating profit under U.S. GAAP. In future filings, please revise the titles used for these line items accordingly, so they are not confusingly similar to the U.S. GAAP titles. The revised titles chosen for each of these two line items should also clearly distinguish between the two line items. For example, one line item could be called adjusted operating profit before amortization and depreciation and the other could be called adjusted operating profit. Please provide us your proposed disclosures.

Response

The Company acknowledges the Staff’s comment. As discussed in our response to Staff comment 4, with effect from January 1, 2014 and for all future periods, the Company intends to report its financial results in accordance with IFRS. The following “segment reporting” note to the IFRS consolidated financial statements (for the year ended December 31, 2013) presents net operating profit under IFRS which is disclosed elsewhere in the financial statements. Given the expected change to IFRS reporting, the Company respectfully submits that it will provide the same disclosure in its Form 20-F going forward.

Segment Reporting

	31 December 2013
	Group	Driefontein	Kloof	Beatrix	Corporate
	(R million)
Income Statement
Revenue	19,331.2	8,162.7	6,954.4	4,214.1	—
Operating costs(2)	(11,973.3)	(4,881.2)	(4,100.7)	(2,991.4)	—

Operating profit(2)	7,357.9	3,281.5	2,853.7	1,222.7	—
Amortisation and depreciation	(3,103.9)	(1,458.0)	(1,096.5)	(528.1)	(21.3)
Net operating profit	4,254.0	1,823.5	1,757.2	694.6	(21.3)
Investment income	160.3	55.0	47.4	27.5	30.4
Finance expense	(420.3)	(193.6)	(152.3)	(72.8)	(1.6)
Share-based payments	(305.8)	(61.1)	(47.2)	(41.8)	(155.7)
Net other costs(3)	(24.7)	(67.0)	(70.5)	(40.4)	153.2
Non-recurring items(4)	(1,294.4)	(159.5)	(125.6)	(900.1)	(109.2)
Royalties	(414.6)	(198.3)	(147.1)	(69.2)	—
Current taxation	(809.8)	(427.7)	(273.5)	(97.5)	(11.1)
Deferred taxation	553.6	174.0	18.3	336.3	25.0

Profit for the year	1,698.3	945.3	1,006.7	(163.4)	(90.3)

Profit/(loss) attributable to:
Owners of the parent	1,692.4	945.3	1,006.7	(163.4)	(96.2)
Non-controlling interest holders	5.9	—	—	—	5.9

Sustaining capital expenditure	1,018.5	320.2	459.8	200.6	37.9
Ore reserve development	1,883.0	702.8	843.8	336.4	—

Total capital expenditure	2,901.5	1,023.0	1,303.6	537.0	37.9

Notes:

Figures may not add as they are rounded independently.

(1)	“Corporate” represents the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue.

(2)	Operating costs is defined as cost of sales excluding amortisation and depreciation. Operating profit is defined as revenue minus operating costs.
(3)	Net other costs consists of (loss)/gain on financial instruments; gain on foreign exchange differences; other income and other costs as detailed in the income statement. “Corporate” net other costs includes the share of results of equity-accounted investees after taxation of R51.5 million (2012: R93.1 million).
(4)	Non-recurring items consists of impairment; profit on disposal of property, plant and equipment; loss on loss of control of subsidiary; transaction costs and restructuring costs as detailed in the income statement.

6	Your disclosure in footnote (h) indicates that you recorded a $76 million impairment charge to Beatrix West property at June 30, 2013 for management reporting purposes under the IFRS guidance. However, no impairment charge was recognized under U.S. GAAP. Please explain to us the differences between your impairment assessments conducted under IFRS and U.S. GAAP guidance that led to the different results.

Response

The Company acknowledges the Staff’s comment and respectfully provides the following information.

An underground fire at Beatrix West during February 2013 affected approximately 38% of the planned production area, impacting on the commercial viability of the Beatrix West section. For both IFRS and U.S. GAAP purposes the fire was identified as an impairment indicator (“triggering event”). It is important to note the Beatrix West asset continued to operate as ore reserves would be mined to completion, as long as it was profitable. Profitability would be assessed on a month-to-month basis.

Impairment assessments were performed at the Beatrix Operation level which were assessed as the cash generating unit (“CGU”) and the asset group for IFRS and U.S. GAAP, respectively, in line with technical requirements.

For IFRS purposes:

The impairment analysis was based on discounted cash flow projections (value in use estimation) which exceeded the carrying value of the Beatrix Operations (CGU) at the assessment date. However, as the impairment indicator or trigger was identified at the individual asset level, which is the Beatrix West shaft infrastructure (“Beatrix West”) IFRS also requires impairment consideration be performed at the individual asset level within the CGU where possible (IAS 36.22, 66-67). Management also believes that the example in the standard in IAS 36.107 addressing the level of impairment consideration was applicable in the Company’s facts and circumstance. Accordingly, we evaluated the Beatrix West separately for impairment and considered the following.

Beatrix West was not able to generate largely independent cash flows and it was unknown whether the fair value less costs to sell of the Beatrix West would be greater than its carrying value. However, due to the Beatrix West’s ore production, grade and reserves being monitored separately from the other shafts on the Beatrix Operation, the value in use of the asset could be determined by estimating the expected ore that could be extracted from continuing use of the individual asset. This calculation equates to the value in use of Beatrix West. As the value in use is estimated to be close to its fair value less costs of disposal at US$ nil the Beatrix West carrying value exceeded its fair value less costs to dispose. Consequently, a decision was taken to write down Beatrix West’s shaft infrastructure by R821.0 million (US$89.7 million).

For US GAAP purposes

We performed the first step of the impairment analysis in line with ASC 360–10–35–21 and the resulting undiscounted cash flows exceeded the carrying value of the asset group. Accordingly no further assessment was performed as this indicated that the carrying value of the asset group was recoverable (ASC 360–10–35–17).

Management considered whether there was any guidance under U.S. GAAP that considered circumstances where the triggering event was at the individual asset level. Since the Beatrix West shaft did not largely generate independent cash flows and the asset group did not fail the recoverability test there was no technical basis to impair the asset. As a result as of June 30, 2013 the individual asset was impaired under IFRS and not under U.S. GAAP. As management did not abandon the asset the relevant guidance relating to abandoned assets was also not applied.

Supplemental Information

Pursuant to a request from the Staff, the Company hereby acknowledges (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Should you or the Staff have any questions or require any additional information, please contact the undersigned at 011 27 11 278 9699 or via e-mail at charl.keyter@sibanyegold.co.za.

Sincerely

/s/ Charl Keyter

Charl Keyter

Chief Financial Officer

Sibanye Gold Limited

cc:	Suying Li, Securities and Exchange Commission

Angela Lumley, Securities and Exchange Commission

John Coleman, Securities and Exchange Commission

Hartley Dikgale, Sibanye Gold Limited

Thomas B. Shropshire, Jr., Linklaters LLP